UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2021

Commission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85

Medellín, Colombia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ◻                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date March 19, 2021	By:	/s/ JOSE HUMBERTO ACOSTA MARTIN.
	Name:	Jose Humberto Acosta Martin.
	Title:	Vice President of Finance

BANCOLOMBIA S.A. ANNOUNCES RESOLUTIONS OF THE GENERAL SHAREHOLDERS MEETING

Medellin, Colombia, March 19, 2021

The General Shareholders Meeting of Bancolombia S.A., held today, adopted the following decisions:

1.	The approval of the management’s annual report for the fiscal year 2020 and other regulatory reports submitted for approval by the shareholders
2.	The approval of the audited non-consolidated and consolidated financial statements with the accompanying notes for the fiscal year 2020 which were duly authorized by the external auditor
3.	The approval of the proposal announced on February 24, 2021 to distribute profits and the payment of an ordinary dividend equal to COP $260 per share, to be paid as follows: COP $65 per share and per quarter on the following dates: April 5, 2021, July 1, 2021, October 1, 2021 and January 3, 2022. Such dividends will be payable to holders of outstanding common and preferred shares of Bancolombia

The ex-dividend period is expected to begin 4 trading days before the respective payment date and end on such payment date, as follows:

Ex-Dividend Date (*)	Payment Date (*)
March 26, 2021	April 5, 2021
June 25, 2021	July 1st, 2021
September 27, 2021	October 1st, 2021
December 28, 2021	January 3, 2022

(*) The dates of the ex-dividend period will be subject to adjustment in accordance with the provisions of the Colombian Stock Exchange. If December 31st, 2021 is declared as a non-trading day, the ex-dividend period will begin on December 27.

4.	The reelection of Juan Fernando Celi Munera as the principal Financial Consumer Representative and Liliana Otero Alvarez as the substitute Financial Consumer Representative for the period April 2021 – March 2023

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Contacts
Mauricio Rosillo Rojas	Jose Humberto Acosta	Carlos Raad Baene
Corporate VP	Financial VP	IR Manager
Tel.: (571) 4885675	Tel.: (571) 4885934	Tel.: (571) 4885371